

07005998

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C.
186

OMB APPROVAL	
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SEC FILE NUMBER
8- 38652

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.T.A.P. FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 S. HIGHLAND ST.
(No. and Street)

MOUNT DORA	FL	32757-6127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT E HEWELL — 352-735-0505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRG&G
(Name – *if individual, state last, first, middle name*)

4776 NEW BROAD ST, STE 100	ORLANDO	FL	32814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT E. HEWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.T.A.P. FINANCIAL SERVICES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MICHAEL B. BELTON
Comm# DD0277635
Expires 1/18/2008
Bonded thru (800)432-4254
Florida Notary Assn., Inc

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH., D.C.
186
SECTION

A.T.A.P. Financial Services, Inc.

Mount Dora, Florida

Financial Statements
and Supplemental Information

Years Ended December 31, 2006 and 2005

Contents



KRG&G, LLP
Certified Public Accountants
4776 New Broad Street, Suite 100
Orlando, FL 32814
(407) 896-4931
(407) 894-2094 FAX

Independent Auditors' Report

Board of Directors and Stockholders
A.T.A.P. Financial Services, Inc.
Mount Dora, Florida

We have audited the accompanying statements of financial condition of A.T.A.P. Financial Services, Inc. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of A.T.A.P. Financial Services, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplemental schedule, "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission", is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KRG&G, LLP

February 23, 2007

A.T.A.P. Financial Services, Inc.

Statements of Financial Condition

December 31, 2006 and 2005

Assets

	2006	2005
Current Assets		
Cash and cash equivalents	$ 6,901	$ 7,080
Commissions receivable	-	1,516
Total Current Assets	6,901	8,596
Total Assets	6,901	8,596

Liabilities and Stockholders' Equity

	2006	2005
Current Liabilities		
Commissions payable	$ -	$ 1,516
Total Current Liabilities	-	1,516
Stockholders' Equity		
Common stock - no stated par value - authorized 60 shares, issued and outstanding 30 shares	500	500
Retained earnings	6,401	6,580
	6,901	7,080
Total Liabilities and Stockholders' Equity	$ 6,901	$ 8,596

See accompanying notes to financial statements

A.T.A.P. Financial Services, Inc.

Statements of Operations

Years Ended December 31, 2006 and 2005

		2006		2005
Revenues				
Commissions income	$	103,418	$	63,199
Dividend income		156		89
Interest income		48		21
		103,622		63,309
Expenses				
Commission expense		16,327		29,448
Office expense		8,376		29,555
Accounting		3,000		2,850
Taxes and licenses		957		1,205
Bank fees		100		-
Professional fees		141		141
		28,901		63,199
Net Income	$	74,721	$	110

See accompanying notes to financial statements

A.T.A.P. Financial Services, Inc.

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2006 and 2005

	Common Stock	Retained Earnings	Total
Balance at December 31, 2004	$ 500	$ 6,470	$ 6,970
Net Income for Year	-	110	110
Balance at December 31, 2005	500	6,580	7,080
Net Income for Year	-	74,721	74,721
Dividends Paid	-	(74,900)	(74,900)
Balance at December 31, 2006	$ 500	$ 6,401	$ 6,901

See accompanying notes to financial statements

A.T.A.P. Financial Services, Inc.

Statements of Cash Flows

Years ended December 31, 2006 and 2005

	2006	2005
Cash Flows From Operating Activities		
Cash received from commissions	$ 104,934	$ 63,199
Cash paid to suppliers and broker	(30,417)	(63,199)
Dividend received	156	89
Interest received	48	21
Net Cash Provided By Operating Activities	74,721	110
Net Cash (Used in) Financing Activities: Dividends Paid	(74,900)	-
Net (Decrease) Increase in Cash and Cash Equivalents	(179)	110
Cash and Cash Equivalents at Beginning of Year	7,080	6,970
Cash and Cash Equivalents at End of Year	$ 6,901	$ 7,080
Reconciliation of Net Income to Net Cash Provided By Operating Activities		
Net income	$ 74,721	$ 110
Net Cash Provided By Operating Activities	$ 74,721	$ 110

See accompanying notes to financial statements

A.T.A.P. Financial Services, Inc.

Notes to Financial Statements

December 31, 2006 and 2005

Note A - Organization and Significant Accounting Policies

Organization - A.T.A.P. Financial Services, Inc. (the "Company") is a Florida corporation. The Company is registered with the Securities and Exchange Commission as a broker/dealer which sells mutual funds, variable annuities, and other portfolio interests to customers throughout the United States.

Reserve Requirement Under Rule 15c3-3 - The Company will not clear transactions or carry customer accounts and will, therefore, be exempt under paragraph (K)(2)(A) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Company is not required to establish a segregated cash account for the exclusive benefit of customers.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition - The Company recognizes revenues when earned and expenses when incurred.

Commissions Receivable - The Company considers commissions receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when those determinations are made.

Income Taxes - The Company, with consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A.T.A.P. Financial Services, Inc.

Notes to Financial Statements - Continued

December 31, 2006 and 2005

Prior Year Comparative - Summarized financial information for the prior year has been presented in the accompanying financial statements in order to provide an understanding of the changes in the Companies' financial position and activities. The prior year information in the statement of financial condition is presented in total but not by net asset class and as such, does not include sufficient detail to constitute presentation in conformity with accounting principles generally accepted in the United States of America.

Note B - Related Party Transactions

The Company had transactions in the ordinary course of business *with stockholders/* officers and related parties. Commission income and expense resulting from these transactions were as follows for the years ended December 31:

	2006	2005
Commission income	$29,656	$29,144
Commission expense	16,327	29,448

A.T.A.P. Financial Services, Inc. leased office space from an affiliated company, A.T.A.P. Companies, to which $8,276 and $29,555 was paid in the year ended December 31, 2006 and 2005, respectively. The lease is a month to month arrangement without any long term commitments.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital under rule 15c3-1 of $6,816 and $6,999, which was $1,816 and $1,999 in excess of the required net capital under rule 15c3-1 of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1, at December 31, 2006 and 2005. The Company had no aggregate indebtness at December 31, 2006 and 2005.

A.T.A.P. Financial Services, Inc.

Notes to Financial Statements - Continued

December 31, 2006 and 2005

Note D – Major Provider

Commissions received from three providers during the year ended December 31, 2006 totaled approximately $75,807, $27,500 and $111 respectively. During the year ended December 31, 2005, sales to two of the providers totaled approximately $55,780 and $7,419, respectively.

Note E – Material Inadequacies

No material inadequacies were found to exist at or since the date of the previous audit, therefore none are disclosed.

Supplemental Information

A.T.A.P. Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006 and 2005

	2006	2005
Net Capital		
Total stockholders' equity	$ 6,901	$ 7,080
Deduct stockholders' equity not allowable for net capital	-	-
	6,901	7,080
Total stockholders' equity qualified for net capital		
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
B. Other deductions or allowable credits-deferred income taxes payable	-	-
Total capital and allowable subordinated liabilities	6,901	7,080
Deductions and/or charges:		
Nonallowable assets	-	-
Haircuts	85	81
Net Capital	6,816	6,999
Reconciliation with Company's Computation		
Net capital as reported in the Company's Part II (unaudited) focus report	6,816	6,999
Audit Adjustments		
Adjustment to cash account	-	-
Net Capital Per Above	$ 6,816	$ 6,999
Aggregate Indebtedness	-	-

See accompanying notes to financial statements

A.T.A.P. Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

December 31, 2006 and 2005

	2006	2005
Computation of Basic Net Capital Requirement		
Minimum net capital required	5,000	5,000
Excess of net capital at 1500%	1,816	1,999
Excess of capital at 1000%	1,816	1,999
Ratio: Aggregate indebtedness to net capital	-	-

See accompanying notes to financial statements



KRG&G, LLP
Certified Public Accountants
4776 New Broad Street, Suite 100
Orlando, FL 32814
(407) 896-4931
(407) 894-2094 FAX

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors and Stockholders
A.T.A.P. Financial Services, Inc.
Mount Dora, Florida

In planning and performing our audits of the financial statements of A.T.A.P. Financial Services, Inc. for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we also made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)-(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KRG&G, LLP

February 23, 2007

END